April 24, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief

Re:	Eaton Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on March 13, 2009
File Number 001-01396
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 31, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 (“Form 10-K Report”) and definitive proxy statement on Schedule 14A filed March 13, 2009 (the “Proxy Statement”).
Below are our responses to the comments presented in the Comment Letter. For the convenience of the Staff, we have repeated the comment (in italics) before our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Item 15: Exhibits, Financial Statement Schedules, page 11
Exhibits 31.1 and 31.2
2.	In future filings, please include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.
Response:
In future filings, paragraph 4(d) of the Section 302 certifications will include the following language: “(the registrant’s fourth fiscal quarter in the case of an annual report)”.

United States Securities and Exchange Commission
April 24, 2009

Financial Statements
Reports of Independent Registered Public Accounting Firm, pages 16 and 18
3.	Please have your auditor conform its signature to indicate that its reports have been signed manually. Please refer to Rule 2-02(a)(2) of Regulation S-X.
Response:
Prior to filing, Ernst & Young LLP provided us with manually signed copies of their reports on the consolidated financial statements of Eaton and on Eaton’s effectiveness of internal control over financial reporting along with a transmittal letter that authorized us to use such reports in our 2008 Annual Report on Form 10-K. A copy of such reports and related transmittal letter could be provided to you upon request. Accordingly, we do not believe it is necessary to refile such reports. In future filings, we will include a typed signature (i.e., /s/ Ernst & Young LLP).
Management’s Report on Internal Controls Over Financial Reporting, page 19
4.	To the extent that your management’s report on internal controls over financial reporting excludes certain entities in the future, please ensure that the report identifies the specific entities excluded from your evaluation. Please refer to Question and Answer 3 of “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports — Frequently Asked Questions (revised October 6, 2004).”
Response:
In future filings, any entity excluded from management’s report on internal controls over financial reporting will be specifically identified.
Depreciation and Amortization, page 25
5.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of products sold title and removing the gross profit subtotal throughout the filing (such as in your MD&A discussion on page 53).
Response:
Depreciation and amortization are not reported as separate line items on the income statement. Instead, they are included in cost of products, selling and administrative expense, and research and development expense, as

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April 24, 2009

appropriate. To make this clear, the following additional language (shown here in bold) will be included in future annual filings:
Depreciation & Amortization
Depreciation and amortization are computed by the straight-line method for financial statement purposes and are included in cost of products, selling and administrative expense, and research and development expense, as appropriate. Cost of buildings is depreciated over principally 40 years and machinery and equipment over principally 3 to 10 years.
Acquisition of Businesses, page 28
6.	In 2008, you acquired The Moeller Group electrical business and the Phoenixtec electrical business for combined cash purchase prices of $2.7 billion. Please tell us what consideration you gave to providing financial statements of The Moeller Group and/or Phoenixtec. Please provide us with your significance tests under Rule 3-05 of Regulation S-X. If any of these acquisitions are significant in excess of the 20% level, separate financial statements are required to be filed for the applicable periods.
Response:
The Moeller Group (Moeller) was acquired on April 4, 2008. The following information depicts the application of the significance tests for separate audited financial statements for Moeller (in millions):

		Eaton x 20% =
		threshold for	Audited financial
	Eaton at	audited financial	statements of	Purchase
	Dec. 31,	statements of	Moeller at	price paid
	2007	Moeller	April 30, 2007*	for Moeller	Conclusion
Asset test:
Total assets	$13,430	$2,686	$1,913		Moeller is below the 20% disclosure threshold
Investment test:
Total assets or purchase price paid for Moeller	$13,430	$2,686		$2,108	Moeller is below the 20% disclosure threshold
Pretax income test:
Pretax income	$1,041	$208	$48		Moeller is below the 20% disclosure threshold

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April 24, 2009

*	Historical audited financial statements for Moeller were based on IFRS with adjustments for U.S. GAAP.
Based on the results of the applicable tests, separate audited financial statements of Moeller are not required to be filed because neither Moeller’s assets nor the purchase price exceeded 20% of Eaton’s total assets, and Moeller’s pretax income did not exceed 20% of Eaton’s pretax income.
Phoenixtec (“P-tec”) was acquired on February 26, 2008. The following information depicts the application of the significance tests for separate audited financial statements for P-tec (in millions):

		Eaton x 20% =
	Eaton at	threshold for	Audited financial	Purchase
	Dec. 31,	audited financial	statements of P-tec	price paid
	2007	statements of P-tec	at Dec. 31, 2007*	for P-tec	Conclusion
Asset test:
Total assets	$13,430	$2,686	$386		P-tec is below the 20% disclosure threshold
Investment test:
Total assets or purchase price paid for P-tec	$13,430	$2,686		$587	P-tec is below the 20% disclosure threshold
Pretax income test:
Pretax income	$1,041	$208	$44		P-tec is below the 20% disclosure threshold

*	Historical audited financial statements for P-tec were based on Taiwan GAAP with adjustments for U.S. GAAP.
Based on the results of the applicable tests, separate audited financial statements of P-tec are not required to be filed because neither P-tec’s assets nor the purchase price exceeded 20% of Eaton’s total assets, and P-tec’s pretax income did not exceed 20% of Eaton’s pretax income.
Furthermore, Moeller and P-tec were not related businesses prior to the acquisitions pursuant to Rule 3-05 (a) (3) of Regulation S-X because (i) they were not under common control or management, (ii) the acquisition of one business was not conditioned on the acquisition of the other business, and (iii) each acquisition was not conditioned on a single common event. Accordingly, the acquisitions do not need to be combined for purposes of determining significance under Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission
April 24, 2009

Liquidity, Capital Resources & Changes in Financial Condition During 2008, page 60
7.	We note that you did not disclose whether you were in compliance with all loan covenants as of December 31, 2008. In light of the current credit environment, please revise your filing here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts, as applicable. Your disclosure should indicate both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented. See Sections I.D and IV.C of the SEC Interpretive Release No, 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
Prior to filing the 2008 Form 10-K Report, the Company undertook an analysis of its loan covenants in light of the current credit environment and the guidance provided in Release No. 33-8350, specifically, Sections I.D and IV.C. Based on that analysis, we concluded that disclosure of loan covenant compliance computations was not warranted or appropriate.
The Company’s material loan covenant obligations consist of two types.
First, the Company periodically issues registered long-term debt under one senior indenture with The Bank of New York Mellon Trust Company, N.A. The only financial covenant contained in that indenture limits the Company’s secured debt (after certain permitted liens) to 10% of the Company’s consolidated net tangible assets, as such term is defined therein. As of December 31, 2008, 10% of the Company’s consolidated net tangible assets was in excess of $300 million. At December 31, 2008 and March 31, 2009, the Company’s secured debt (calculated in accordance with the indenture) was less than $25 million, an amount significantly below the limitation amount.
Second, the Company maintains several revolving credit facilities that it uses to support its commercial paper program. Each of these facilities contains a covenant similar to the secured debt/restriction on liens covenant found in the indenture described above, except that the applicable measure for the denominator in those agreements is “adjusted consolidated net worth,” which yields a significantly higher threshold . Hence, the Company has even greater leeway under this covenant compared to the covenant applicable to its registered debt.
The only other financial covenant contained in the revolving credit facilities requires the Company to maintain a debt to capital ratio of less than 0.6:1.00, only if the Company’s long-term debt rating is lower than “A-”, an event that has not occurred. In addition, the Company in the last decade has rarely been close to this ratio, and at the end of December 2008 the Company’s

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ratio was .36:1.00. Consequently, because this restriction is not presently applicable, there is no reason to specifically describe this financial covenant or provide related calculations.
Given the foregoing, the Company has concluded that at present it has no material financial loan covenants and any calculations presented could possibly be confusing to readers.
In future filings, disclosure will be made regarding the Company’s compliance with all loan covenants.
8.	On page 61, you indicated that Standard & Poor’s lowered its credit rating for Eaton Corp by one notch from A/A-1/Negative to A-/A-2/Stable. Please discuss the potential impact of this recent downgrade in credit ratings. Please also discuss the impact on your access to new capital and interest rate on current and/or future debt. Please discuss the impact, if any, on your business, results of operations, liquidity, and financial condition as well.
Response:
The impact of the lower credit rating on the Company’s interest cost and ability to sustain compliance with its debt covenants is expected to be minimal. The changes in the credit ratings have had no material impact on the operations of the Company’s businesses and have no effect on the interest costs of its outstanding long-term debt. The Company currently estimates that the interest rate on any future long-term debt issuance would be 10-20 basis points higher than before the ratings downgrades. Under the Company’s long-term credit facilities, the annual fee is 1.6 basis points higher on average after the ratings downgrades. These credit facilities are used only as a backstop for the issuance of commercial paper. The Company has no outstanding borrowings under these facilities, nor does it have any plans for any borrowings under these facilities. In the event of any borrowing, under the terms of these credit facilities, the annual interest cost would be 5.0 basis points higher on average than before the ratings downgrades. With the rating actions taken as described above, we estimate that the average interest rate to be paid for commercial paper following the ratings actions is likely to be approximately 40-80 basis points higher than the average interest rate prior to the ratings actions, depending upon the maturity of the debt and market conditions. The Company has had no difficulty placing commercial paper since the reduction in credit ratings. While the non-prime commercial paper market is substantially smaller than the prime commercial paper market, the non-prime market is still quite large.
The following disclosure will be included in the MD&A of our first quarter 2009 Report on Form 10-Q and in future filings, as appropriate:

United States Securities and Exchange Commission
April 24, 2009

CHANGES IN FINANCIAL CONDITION
Credit Ratings
On January 30, 2009, Standard & Poor’s lowered its credit rating for the Company by one notch from A/A-1/Negative to A-/A-2/Stable (long-term rating/short-term rating/outlook). On March 5, 2009, Fitch lowered its credit rating for the Company by one notch from A/F-1/Negative to A-/F-2/Stable, and on March 11, 2009, Moody’s lowered its credit rating for the Company by one notch from A2/P-1/Negative to A3/P-2/Stable. Effectively, each rating agency’s action was based on its view that weak end-market conditions would limit Eaton’s ability in the near term to return to credit metrics consistent with each rating agency’s target levels for the next higher rating.
The impact of the lower credit ratings on Eaton’s interest cost and ability to sustain compliance with its debt covenants is expected to be minimal. The changes in the credit ratings have had no material impact on the operations of Eaton’s businesses and have no effect on the interest costs of its outstanding long-term debt.
Outlook for 2009, page 61
9.	On page 4, you indicate that approximately 27% of your automotive segment’s sales in 2008 were made to two large manufacturers of vehicles. Please ensure that you provide updated information about the current challenges faced by participants in the automotive industry and the impact that these challenges have had and are likely to have on your business going forward. In doing so, please also discuss and quantify where possible, the expected potential impact to your automotive segment, the truck segment and the Company in general if any of these manufacturers of vehicles were to file for bankruptcy, as applicable.
Response:
We sell to a very large number of customers in both the Automotive and Truck segments. Our Truck segment does not sell products to the U.S. “Big-Three” automotive manufacturers. We are not aware that any of our significant Truck customers are experiencing financial issues that would make a bankruptcy filing at all likely. Certain U.S. “Big-Three” automotive manufacturers that our Automotive segment sells to, including one of the two largest customers, have been the subject of speculation about a possible bankruptcy filing. Over the course of the last year, we have taken a series of steps to minimize any financial loss from a bankruptcy of these customers, and we believe that any bad debt loss the Company might incur in the event of a customer bankruptcy is not likely to be material to its financial results. For these reasons, we believe that our current disclosure is appropriate.

United States Securities and Exchange Commission
April 24, 2009

Critical Accounting Policies, page 63
Impairment of Goodwill & Other Long-Lived Assets, page 63
10.	In the interest of providing readers with a better insight into management’s judgments in accounting for impairments of long-lived assets including plant and equipment, goodwill and intangible assets, please consider disclosing the following in future filings, beginning with your next interim filing:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply your discounted cash flow model in estimating the fair value of your reporting units, and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

•	How you determine the appropriate perpetual growth period and discount rates to apply in your goodwill impairment analysis;

•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;

•	Please clarify how you determine which property, plant and equipment should be tested for impairment as well as at what point in time they should be tested for impairment. Please state the types of events and circumstances that you believe indicate impairment;

•	A qualitative and quantitative description of the material assumptions used in determining impairments for all long-lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing property, plant and equipment, goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.
Response:

We determined our reporting units in accordance with paragraph 30 of Statement of Financial Accounting Standard No. 142 (SFAS 142). As of December 31, 2008, our reporting units, for purposes of goodwill testing, were equivalent to our five operating segments and represent the lowest level which constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results.

United States Securities and Exchange Commission
April 24, 2009

In accordance with SFAS 142 paragraphs 18-21, we test goodwill for impairment on an annual basis as of July 1 using a discounted cash flow model that incorporates a terminal value assumption. We selected this methodology as we believe that it is comparable to what would be used by other market participants. In addition, based on changes in the global economic environment in second half of 2008, goodwill and indefinite life intangible assets were also tested for impairment as of December 31, 2008.

In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally assume a 1.5% long-term annual growth rate of cash flows for periods after the five-year forecast period. We selected a 1.5% growth rate based on our assumption of inflation over the period, which is slightly more conservative than the rate most external analysts project for the same period. We develop our cash flow forecasts based on recently published economic data in our principal markets and these forecasts are the same forecasts that we share with the Board of Directors and use for making operating decisions. We develop a weighted average cost of capital (“WACC”) to discount the expected future cash flows. We calculate a separate WACC for each reporting unit. In determining the WACC, we primarily consider factors such as the risk free rate of return, the market cost of debt, expected equity premiums, the volatility of each business relative to the overall market, and in some cases, factors specific to a given reporting unit, such as size premium adjustments. We believe that the WACC used in the goodwill analysis also accurately reflects market participant assumptions for discounting the projections related to our indefinite lived intangible asset impairment analysis.

Our discounted cash flow analysis requires multiple assumptions, and we carefully evaluate each assumption and select the values we believe are most appropriate. Further we perform various sensitivity analyses on our discounted cash flow models, including adjustments to the expected cash flows and discount rates used. Both the annual and interim impairment tests performed in 2008, including the sensitivity analyses, confirmed that the fair value of Eaton’s reporting units exceeded their respective carrying values.

As required by SFAS 144, for purposes of recognition and measurement of an impairment loss, long-lived assets, such as property, plant and equipment, are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Upon indicators of impairment, we test for recoverability, by comparing the estimated undiscounted cash flows of the assets group to its carrying value. In determining the estimated undiscounted cash flows, we consider our own assumptions about the use of the asset group, which principally include our internally generated forecasts over the useful life of the primary asset within the asset group plus expected cash flows related to the eventual disposition of the asset group. We perform various sensitivity analyses on these assumptions, including reducing the expected cash flows over the useful life of the primary asset and adjusting the expected cash flows

United States Securities and Exchange Commission
April 24, 2009

from the eventual disposition of the asset group. In all of our analyses, the carrying amount of the asset group was less than the undiscounted cash flows, and therefore, we did not need to measure the asset group’s fair value to determine whether an impairment loss should be recognized.

We will continue to utilize the methodology described above in accounting for impairments in future assessments and will update the estimates and assumptions used based on current market conditions at each future assessment date.

We will expand our disclosure in the Critical Accounting Policies section of our MD&A in future annual filings to further describe our policies on impairment of goodwill, indefinite lived intangibles and other long lived assets. The following illustrates how these disclosures would look by marking in bold changes to the Impairment of Goodwill & Other Long-Lived Assets section of Critical Accounting Policies in the 2008 Annual Report.

CRITICAL ACCOUNTING POLICIES

Impairment of Goodwill & Other Long-Lived Assets

SFAS No. 142 “Goodwill and Other Intangible Assets” provides that goodwill and indefinite life intangible assets should be tested annually for impairment in accordance with the specified methodology. Further, goodwill and indefinite life intangible assets should be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount exceeds its fair value. During 2008, Eaton completed annual impairment tests for goodwill and indefinite life intangible assets as of July 1, 2008, as required by SFAS No. 142. In addition, based on changes in the global economic environment in second half of 2008, goodwill and indefinite life intangible assets were also tested for impairment in the fourth quarter of 2008. These tests confirmed that the fair value of Eaton’s reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each unit, including goodwill and intangible assets. We assign goodwill to each operating segment as this represents the lowest level which constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results. A discounted cash flow model is used to estimate fair value, which considers forecasted cash flows discounted at an estimated weighted average cost of capital. The Company selected the discounted cash flow methodology as the Company believes that it is comparable to what would be used by other market participants. The forecasted cash flows are based on our long-term operating plan, and a terminal value is used to estimate the reporting unit’s cash flows beyond the period covered by the operating plan. The weighted average

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cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

Goodwill and other intangible assets totaled $7.8 billion at the end of 2008 and represented 47% of total assets. These assets resulted primarily from the $2.1 billion (E1.33 billion) acquisition in 2008 of The Moeller Group, a leading supplier of electrical components; the $587 acquisition in 2008 of Phoenixtec, a manufacturer of uninterruptible power supply (UPS) electrical systems; the $614 acquisition in 2007 of the MGE small systems UPS electrical business; the $731 acquisition in 2007 of Argo-Tech, a manufacturer of aerospace, airframe, and ground fueling pumps and systems for commercial and military aerospace markets; the $573 acquisition in 2004 of Powerware Corporation, the electrical UPS business; the $1.6 billion acquisition in 1999 of Aeroquip-Vickers, Inc., a mobile and industrial hydraulics business; and the $1.1 billion acquisition in 1994 of the electrical distribution and controls business unit of Westinghouse. These businesses, as well as many of the Company’s other recent business acquisitions, have a long history of operating successfully and profitably and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. These factors, coupled with continuous strong product demand, support the recorded values of the goodwill and intangible assets related to acquired businesses.

Long-lived assets, other than goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indicators of impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset would be considered impaired when the estimated future net undiscounted cash flows generated by the asset are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, we would determine the fair value of the asset group and an impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value. Determining asset groups

United States Securities and Exchange Commission
April 24, 2009

and underlying cash flows requires the use of significant judgments and estimates by us.

11.	On pages 61 and 62, you indicate that you expect your end markets to decline through the second, and possibly the third quarter of 2009. You also indicate that you expect your end markets to decline between 10% and 11% compared to 2008. Please confirm that your impairment testing reflected the expected sales decline described in your outlook for 2009 and whether there were still no impairments after factoring in these expected sales declines.
Response:
Two impairment tests were completed during 2008. The first impairment test, the annual test as of July 1, was based on our outlook as of July 1, 2008. At that time, we did not anticipate the magnitude of the decline in the global economy that materialized later in 2008. We conducted a second impairment test as of December 31, 2008 that considered the weaker economic conditions expected at that time as compared to those reflected in our outlook as of July 1, 2008. Each impairment test conducted during 2008 included sensitivity analyses which considered the possible impact on the test or valuation should markets prove to be weaker than the base case reflected in the outlook. The sensitivity tests for the December 31, 2008 impairment test incorporated markets being down between 10% and 11%. These analyses indicated that no impairment had occurred when factoring in the expected market decline.
Pension and Other Postretirement Benefit Plans, page 64
12.	On page 36, we note that the fair value of your pension plan assets decreased significantly during 2008. Please revise your disclosures to discuss the impact of this decrease on your future pension contributions, pension obligations and your plans, if any, for making additional cash contributions to improve the funded status of your pension and other postretirement benefit plans. Please also discuss whether this represents a trend as it relates to your pension and other postretirement plans.
Response:
The following disclosure will be included in the MD&A of our future annual filings, as appropriate:

CHANGES IN FINANCIAL CONDITION

Pensions

During 2008, the total decline in the fair value of plan assets in the Company’s employee pension plans was $729 million. Of this decline, $641 million was the

United States Securities and Exchange Commission
April 24, 2009

result of declines in investment values due to the broad decline in global equity markets.

At December 31, 2008, the unfunded position of $1.614 billion in pension liabilities consisted of $1.026 billion in the U.S. Pension Plan, $83 million in all other plans that require minimum funding and $505 million in plans that are overfunded or have no minimum funding requirements.

Funding requirements are a major consideration in making contributions to our pension plans. With respect to the Company’s pension plans worldwide, we intend to contribute annually not less than the minimum required by applicable law and regulations. In 2008, $210 million was contributed to our pension plans. We currently anticipate making contributions to our pension plans of $271 million during 2009.

Funded status at the end of 2009, and future required contributions, will depend primarily on the actual return on assets during the year and the discount rate at the end of the year. Depending on these factors, and the resulting funded status of our pension plans, the level of future contributions could be materially higher or lower than in 2009.
Quarterly Data, page 74
13.	Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.
Response:
No impairments of goodwill and intangible assets were recorded in 2007 or 2008. Additionally, no material impairments of property, plant and equipment, and other long-lived assets were recorded, and no material non-recurring adjustments were recorded in these years. In future filings, if any material non-recurring quarterly adjustments, such as impairments, are recorded, the quarterly data table will disclose such items.
DEFINITIVE PROXY STATEMENT FILED ON MARCH 13, 2009
Review of Related Person Transactions, page 9
14.	We note from page 9 that you have engaged, either directly or indirectly, in the purchase and/or sale of property or services with certain of your directors. Please provide the information required by Item 404(a) of Regulation S-K with respect to each of your related person transactions in which the amount involved exceeds $120,000.

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April 24, 2009

Response:
As reflected in the disclosure provided pursuant to Item 407(a)(3), it was determined that none of the non-employee directors had a direct or indirect material interest in the transactions between the Company and the firms where the directors identified on page 9 are officers, employees, partners or advisors, based primarily on the small dollar value of those transactions relative to the firms’ total revenues, but also taking into account all of the relevant facts and circumstances, such as the nature of the transactions and the nature of each director’s relationship with the other firms. Accordingly, based on a materiality assessment as described in part V.A.1. of Exchange Act Release No. 54302A and as contemplated by Item 407(a)(3), these relationships were disclosed pursuant to Item 407(a) and not under Item 404(a).
The Components of Executive Compensation and Benefits, page 19
15.	Based on your disclosure, it appears that the company’s performance relative to targeted operating earnings per share, excluding acquisition integration charges (EPS), and cash flow return on gross capital employed in the business (CFR) was a material element in the committee’s determination of the amount of the short-term incentive awards paid under the Senior EIC Plan. Please disclose the targeted amounts that you compared to actual performance in determining the annual cash incentive amounts paid. Provide us supplementally with sample disclosure you would include in response to this comment based on awards paid in 2008.
Response:
You have asked that we disclose the targets and goals underlying the awards. As previously explained to the Staff in our letter dated January 15, 2008 with respect to our proxy statement filed March 17, 2007, we refrain from disclosing specific, quantitative objectives and performance metrics tied to our short and long-term incentive plans and we believe we have sufficient basis under the standard embodied in Exemption 4 of the Freedom of Information Act to keep the specific annual and multi-year EPS and CFR targets confidential. We believe that disclosing these objectives could result in competitive harm by providing our competitors with strategic information which is not available to them in our public disclosures. Specifically, revealing our EPS goals would allow competitors to derive rough approximations of our gross margins, overall expense levels and annual investments. Likewise, CFR is a measure that reflects the relationship between the Company’s cash flows and capital resources while eliminating the effects of significant accounting charges that do not affect cash flow. Disclosing the specific targets that have been established for this measure would provide competitors with insight into how we have constructed our strategic business plans. This could potentially damage our competitive position in the marketplace.

United States Securities and Exchange Commission
April 24, 2009

Long-Term Cash Incentive Plan, page 24
16.	Please note that you must discuss the material items the committee considered in awarding the payments made in 2008 under the Long-Term Cash Incentive Plan. We note your disclosure that for the payment of the awards under the 2005-2008 performance period, each Named Executive Officer’s target cash award opportunity was multiplied by 163% to reflect the fact that your actual performance exceeded the maximum EPS and CFR goals established by the Committee at the start of the four-year period. However, you have not disclosed what the goals were or why exceeding the goals lead you to pay 163% of target. Please provide more complete disclosure in this regard, and provide us supplementally with sample disclosure you would include in response to this comment based on awards paid in 2008.
Response:
The objectives underlying the 2005-2008 ESIP were tied to cumulative operating EPS and CFR over the four-year award period. Eaton’s Economics Department analyzes publicly-available peer group data that is used both by the Committee in establishing objectives and also by the Board of Directors in reviewing our Strategic and Profit Plans. In the past, these analyses have allowed us to develop strategies to be “ahead of recessions” and be able to size our businesses in anticipation of declines. The objectives established by the Board and Committee reflect this response to the economic conditions.

EPS and CFR objectives were established such that a payment at 100% of target would indicate that combined EPS and CFR results for the four-year award period equal or exceed the projected median performance of our Peer Group. Likewise, payments in excess 150% of target would indicate performance over the four-year period is at or above the 75th percentile of the projected performance of the Peer Group, such as the payment in question which was based on 163% of target.

We believe that providing our rationale for delivering target awards when our performance aligns with the Peer Group median performance and awards that exceed 150% of target when our performance is at or above the 75th percentile of the peer group, along with disclosing our five-year goals and routine updates on our expected results, provides our stakeholders with an understanding of the Committee’s diligence in establishing objectives and award opportunities and a real insight into the degree of difficulty of achieving these goals.

However, as discussed above in response to Item 15, releasing the goals and targets would provide an unwarranted advantage to our competitors. Although we refrain from disclosing our numerical targets for the four-year award period, we do publicly share our five-year goals for revenue, operating earnings per share, return on invested capital and free cash flow. We also

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provide guidance on our expected EPS and operating EPS (excluding acquisition integration charges), both quarterly and annually. In order to incentivize our executives to achieve higher performance, the operating EPS targets for the ESIP tend to exceed the five-year EPS growth goals that we disclose to investors.

Based on the foregoing, we are of the opinion that our current disclosures are appropriate.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our filings; that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer